July 30, 2018

VIA EDGAR

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cushman & Wakefield plc

Registration Statement on Form S-1 (File No. 333-225742)

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cushman & Wakefield plc (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on August 1, 2018 (the “Effective Date”), or as soon as possible thereafter. We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

Please contact Helena K. Grannis of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2376, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

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Ms. Sonia Gupta Barros

Securities and Exchange Commission

Sincerely,

/s/ Brett Soloway
Brett Soloway
Executive Vice President, General Counsel and Corporate Secretary

cc:	Rahul Patel
Babette Cooper
Wilson K. Lee
Securities and Exchange Commission

Jeffrey D. Karpf
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP

Patrick O’Brien
Thomas J. Fraser
Ropes & Gray LLP

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